Exhibit 99.1

Agria Appoints Patrick Wai Yip Tsang as Chief Financial Officer

BEIJING--(Marketwire - February 15, 2013) – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that it has appointed Patrick Wai Yip Tsang as Chief Financial Officer effective February 15, 2013. Mr. Tsang is currently a director of PGG Wrightson Limited (NZSE: PGW), the Company’s majority-owned subsidiary listed on the New Zealand Stock Exchange, and a director of China Pipe Group Limited, a company listed on the Hong Kong Stock Exchange. Mr. Tsang has over twenty years of experience in auditing, accounting, investor relations and corporate finance, including involvement in a number of initial public offering, restructuring and merger and acquisition transactions. Prior to joining the Company, Mr. Tsang held finance roles at a number of companies listed on the Hong Kong Stock Exchange, including China Resources Enterprises Limited and Tianjin Development Holdings Limited. Prior to that, Mr. Tsang served as an auditor with PricewaterhouseCoopers. Mr. Tsang holds a bachelor’s degree with honors in accountancy and is a fellow member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants and a member of the Institute of Chartered Accountants in England and Wales.

Mr. Alan Lai, Agria’s Chairman of the Board, commented, “We are pleased to have Patrick join us as our new chief financial officer. He is distinctly qualified to serve in this position and we are looking forward to leveraging his expertise and skills for both the day-to-day financial operations and the long-term strategic planning of the Company. We expect him to contribute quickly to Agria’s strategic vision and continued growth.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand's largest agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.